UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SORL AUTO PARTS, inc.

(Name of Issuer)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

291511805

(CUSIP Number)

Xiaoping Zhang

Shuping Chi

Xiaofeng Zhang

c/o SORL Auto Parts, Inc.

No. 1169 Yumeng Road

Ruian Economic Development District

Ruian City, Zhejiang Province, Zip 325200

People’s Republic of China

0086-577-65817720

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 30, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292511805

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Xiaoping Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO[1]
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,087,527
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,087,527
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,087,527[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%[3]
14	TYPE OF REPORTING PERSON IN

_________________________

[1]	The shares were acquired in connection with the Share Exchange and the Conversion described below and the Reporting Person did not pay any cash as consideration. On April 4, 2004, the Company entered into a Share Exchange Agreement with Fairford Holdings Limited, a Hong Kong limited liability company (“Fairford”), pursuant to which the Reporting Persons, who constituted all of the shareholders of Fairford, transferred to the Company all of the issued and outstanding equity interests of Fairford in exchange for the issuance of Series A convertible preferred stock of the Company (the “Share Exchange”). On July 16, 2004 all of the issued and outstanding shares of Series A convertible preferred stock were converted into shares of the Company’s common stock (the “Conversion”).
[2]	The Reporting Persons may be deemed to constitute a “group” (as discussed in Item 2 of this Schedule 13D) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), who collectively own 11,359,403 shares of the Company’s common stock.
[3]	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of August 14, 2015 as set forth in the Form 10-Q filed by the Company for the fiscal quarter ended June 30, 2015.

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CUSIP No. 292511805

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Shuping Chi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO4
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,938
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,938[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[6]
14	TYPE OF REPORTING PERSON IN

____________________________

[4]	The shares were acquired in connection with the Share Exchange and the Conversion described in Footnote 1 and the Reporting Person did not pay any cash as consideration.
[5]	The Reporting Persons may be deemed to constitute a “group” (as discussed in Item 2 of this Schedule 13D) within the meaning of Section 13(d)(3) of the Act. The group collectively own 11,359,403 shares of the Company’s common stock.
[6]	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of August 14, 2015 as set forth in the Form 10-Q filed by the Company for the fiscal quarter ended June 30, 2015.

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CUSIP No. 292511805

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Xiaofeng Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO7
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,135,938
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,135,938
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,135,938[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[9]
14	TYPE OF REPORTING PERSON IN

____________________

[7]	The shares were acquired in connection with the Share Exchange and the Conversion described in Footnote 1 and the Reporting Person did not pay any cash as consideration.
[8]	The Reporting Persons may be deemed to constitute a “group” (as discussed in Item 2 of this Schedule 13D) within the meaning of Section 13(d)(3) of the Act. The group collectively own 11,359,403 shares of the Company’s common stock.
[9]	Percentage calculated based on 19,304,921 shares of the Company’s common stock outstanding as of August 14, 2015 as set forth in the Form 10-Q filed by the Company for the fiscal quarter ended June 30, 2015.

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Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.002 per share (the “Common Stock”), of SORL Auto Parts, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at No. 1169 Yumeng Road, Ruian Economic Development District, Ruian City, Zhejiang Province, Zip 325200, People’s Republic of China.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of this Schedule 13D.

This Schedule 13D also amends and supersedes the Schedule 13Ds filed on May 10, 2004 by each of the Reporting Persons individually with the SEC.

 Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.  The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 99.1.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b) The principal business address of each of the Reporting Persons is c/o SORL Auto Parts, Inc., No. 1169 Yumeng Road, Ruian Economic Development District, Ruian City, Zhejiang Province, Zip 325200, People’s Republic of China.

(c) Mr. Xiaoping Zhang has been the CEO and Chairman of the Company since the Company’s reverse merger with Fairford in May 2004. The Company develops, manufactures and distributes automotive brake systems and other key safety related auto parts to automotive original equipment manufacturers, or OEMs, and the related aftermarket both in China and aboard. He founded the Ruili Group Co., Ltd. (“Ruili Group”) in 1987, and has been serving as the chairman of Ruili Group since then. Ruili Group specializes in the development, production and sale of various kinds of automotive parts. Ruili Group owns a 10% equity interest in Ruili Group Ruian Auto Parts Co., Ltd., a sino-foreign joint venture and the operating subsidiary of the Company.

Ms. Shuping Chi has been a director of the Company since 2014. Ms. Chi is also one of the founders of Ruili Group and she is the wife of Mr. Xiaoping Zhang. Ms. Chi has served as the vice chairman of the board of directors of Ruili Group since 1987.

Mr. Xiaofeng Zhang has been a director of the Company since May 2004. He served as the Chief Operating Officer of the Company from 2004 to January 14, 2010. Mr. Zhang co-founded Ruili Group with his brother, Mr. Xiaoping Zhang, and Ms. Shuping Chi in 1987, and served as the General Manager of Ruili Group until March 2004.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a citizen of the People’s Republic of China.

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Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Persons estimate that approximately $22.6 million in cash will be required to acquire the outstanding shares of Common Stock not currently owned by the Reporting Persons as described in Item 4 below. Mr. Xiaoping Zhang intends to finance the proposed transaction from his personal funds. The proposed transaction will not be subject to any financing conditions.

Item 4. Purpose of Transaction.

On October 30, 2015, the Reporting Persons submitted a non-binding proposal (the “Proposal”) to the Board of Directors of the Company proposing to acquire all of the outstanding shares of Common Stock not already owned by the Reporting Persons at a price of $2.84 per share in cash. The Proposal is attached hereto as Exhibit 99.2, and is incorporated herein by reference. It is the current intention of the Reporting Persons to acquire 100% of the Common Stock and, if successful in that acquisition, to cause the Common Stock to be delisted from NASDAQ and to be deregistered under the Act.

There can be no assurance that the Proposal will be approved by the Board of Directors of the Company or if the Proposal is approved, that any of the conditions to the consummation of the transactions contemplated by the Proposal will be satisfied in a timely manner or at all. If the Reporting Persons are unable to reach an agreement with the Board of Directors of the Company or any conditions to the consummation of the transactions contemplated by the Proposal are not satisfied, the Reporting Persons may consider alternatives to acquire some or all of the outstanding publicly held shares of the Company.

Other than as described in this Item 4 above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference in this Item 5.

(a) and (b).  The calculation of the following percentages is based on 19,304,921 shares of Common Stock outstanding as of August 14, 2015.

As of the date of this Schedule 13D, (i) Mr. Xiaoping Zhang directly holds and has the sole voting and dispositive power over 9,087,527 shares of Common Stock, or approximately 47.1% of the outstanding shares of Common Stock of the Company, (ii) Ms. Shuping Chi directly holds and has the sole voting and dispositive power over 1,135,938 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock of the Company, and (iii) Mr. Xiaofeng Zhang directly holds and has the sole voting and dispositive power over 1,135,938 shares of Common Stock, or approximately 5.9% of the outstanding shares of Common Stock of the Company.

Due to the nature of the Proposal, the Reporting Persons may be deemed to be part of a “group” within the meaning of Section 13(d)(3) of the Act, who collectively own 11,359,403 shares of Common Stock, or approximately 58.8% of the outstanding shares of Common Stock of the Company. Each Reporting Person disclaims beneficial ownership of such shares of Common Stock as to which he or she is not the record owner. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

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(d) To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Proposal filed herewith as Exhibit 99.2 is hereby incorporated by reference. The summary of the Proposal contained in this Schedule 13D is qualified in its entirety by reference to the Proposal.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated October 30, 2015.

99.2	Proposal Letter from the Reporting Persons to the Board of Directors of SORL Auto Parts, Inc., dated October 30, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015

XIAOPING ZHANG

/s/ Xiaoping Zhang

Xiaoping Zhang

SHUPING CHI

/s/ Shuping Chi

Shuping Chi

XIAOFENG ZHANG

/s/ Xiaofeng Zhang

Xiaofeng Zhang

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